[redacted]

13013641

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38977

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vontobel Securities Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Dreikönigstrasse 37
(No. and Street)

Zurich (City) Switzerland (State) 8022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hanspeter Schiegg 01141 58 283 74 31
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young AG
(Name – *if individual, state last, first, middle name*)

Aeschengraben 9 (Address) Basel (City) Switzerland (State) 4051 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/13

OATH OR AFFIRMATION

I, Hanspeter Schiegg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vontobel Securities Ltd., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Official Certification see reverse side

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Vontobel Securities Ltd, Zurich

Year ended December 31, 2012

With Report and Supplementary Report of Independent Registered Public Accounting Firm

ERNST & YOUNG

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone +41 58 286 85 85
Fax +41 58 286 86 00
www.ey.com/ch

To the Board of Directors and Shareholders of

Vontobel Securities Ltd, Zurich

Basel, February 25, 2013

Report of Independent Registered Public Accounting Firm

We have audited the accompanying financial statements of Vontobel Securities Ltd ("the Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vontobel Securities Ltd as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young Ltd

Troy J. Butner
Certified Public Accountant (United States)

Philipp R. Bertschinger
Certified Public Accountant (Switzerland)

Official Certification

Seen for authentication of the reverse side signature, affixed in our presence by

Mr. **Hanspeter SCHIEGG**, Swiss citizen of Steckborn/TG, in Opfikon, Switzerland, identified by identity card,

who is entered in the Register of Commerce of the Kanton of Zürich as person with the right to sign jointly by two for the

Vontobel Securities Ltd, corporation with registered head office in Zürich.

The inspection of the commercial register has taken place directly before the official certification by internet inquiry.

Zürich, 6th December 2012
BK no. 46583/vw
Fee CHF 30.00

NOTARIAT ZÜRICH (ALTSTADT)

M. Müller-Smit, Notary Public

STATEMENT OF FINANCIAL CONDITION AT DECEMBER 31, 2012
Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd

	2012 CHF	2012 USD
ASSETS		
Cash and cash equivalents	5'530'254	6'041'682
Prepaid expenses	5'152	5'628
Accounts receivable	24'111	26'342
Total ASSETS	5'559'517	6'073'652
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Accrued expenses	1'347'507	1'472'122
Accrued taxes	3'682	4'023
Liabilities subordinated	915'350	1'000'000
Total LIABILITIES	2'266'539	2'476'145
Shareholder's equity		
Share capital - 2'000 bearer shares of CHF 1'000 each issued outstanding authorised	2'000'000	2'184'957
Additional paid-in capital	7'000'000	7'647'348
Accumulated loss	(5'707'022)	(6'234'798)
Total SHAREHOLDER'S EQUITY	3'292'978	3'597'507
Total LIABILITIES AND SHAREHOLDER'S EQUITY	5'559'517	6'073'652

The accompanying notes are an integral part of those financial statements.

STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2012
Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd

	2012 CHF	2012 USD
REVENUES		
Commissions	3'785'207	4'135'256
Interest income	136	149
Trading result, net	(3'254)	(3'555)
Other revenue	707	772
Total REVENUES	3'782'796	4'132'622
EXPENSES		
Employee compensation and benefits	2'637'152	2'881'031
Communications	613'828	670'594
Occupancy and equipment cost	214'415	234'244
Interest expenses	16'397	17'913
Data processing costs	1'597'032	1'744'723
Other expenses	1'630'780	1'781'592
Total EXPENSES	6'709'604	7'330'097
Loss before taxation	(2'926'808)	(3'197'475)
Taxes	(1'328)	(1'451)
Net Loss	(2'928'136)	(3'198'926)

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012
Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd

	Total	Paid-in Capital	Share Capital 2012	Accumulated Loss
	CHF	CHF	CHF	CHF
Beginning balance January 1, 2012	1'221'114	2'000'000	2'000'000	(2'778'886)
Additional paid-in capital	5'000'000	5'000'000		
Net loss	(2'928'136)			(2'928'136)
Dividend paid to parent				
Ending balance December 31, 2012	3'292'978	7'000'000	2'000'000	(5'707'022)

	USD	USD	USD	USD
Beginning balance January 1, 2012	1'305'865	2'138'809	2'138'809	(2'971'753)
Impact of exchanges rate movements on opening balances	28'177	46'148	46'148	(64'119)
Additional paid-in capital	5'462'391	5'462'391		
Net loss	(3'198'926)			(3'198'926)
Dividend paid to parent				
Ending balance December 31, 2012	3'597'507	7'647'348	2'184'957	(6'234'798)

The accompanying notes are an integral part of these financial statements

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIM OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2012

Vontobel Securities Ltd

	2012 CHF	2012 USD
Beginning balance January 1, 2012	935'100	1'000'000
Effect of exchange rate changes on subordinated loan	(19'750)	
Ending balance December 31, 2012	915'350	1'000'000

The subordinated borrowings are with related parties and are available in computing net capital under SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The fair market value of subordinated borrowings is USD 1'000'000.

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2012

Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd

	2012 CHF	2012 USD
Cash flows from operating activities		
Net loss	(2'928'136)	(3'198'926)
Adjustments to reconcile net loss to Net cash used in operating activities:		
Effect of exchange rate changes on cash	-	57'700
Effect of exchange rate changes on subordinated loan	(19'750)	-
Changes in operating assets and liabilities:		
Decrease in prepaid expenses	60'643	66'251
Decrease in account receivable	1'194	1'304
Decrease in accrued expenses	(22'877)	(24'993)
Increase in accrued taxes	3'530	3'856
Net cash used in operating activities	(2'905'396)	(3'094'808)
Cash flow from financing activities		
Dividend paid	-	-
Additional paid-in capital	5'000'000	5'462'391
Net cash provided by financing activities	5'000'000	5'462'391
Net increase in cash and cash equivalents	2'094'604	2'367'583
Cash and cash equivalents at beginning of year	3'435'650	3'674'099
Cash and cash equivalents at end of year	5'530'254	6'041'682
Additional cash flow information		
Cash paid during the year for:		
Income taxes	-	-
Interest payments	16'397	17'913

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Summary of significant accounting policies

Nature of business

Vontobel Securities Ltd (the Company) is a wholly-owned subsidiary of Vontobel Holding Ltd (the Holding); both are incorporated in Zurich, Switzerland. The Company operates as a registered broker / dealer in the United States and provides, on an agency basis, introducing brokerage services to US institutional investors primarily in European securities. The New York branch of the Company which has been liquidated as of December 2002 has been re-established as of November 16, 2006 in the course of the acquisition of the equity brokerage and corporate finance units of Lombard Odier Darier Hentsch & Cie. by Bank Vontobel Ltd (the Bank). Vontobel Securities Ltd has mainly brokerage and services agreements with the Bank and the Holding whereby the Bank executes transactions and provides related clearing, custodial and administrative services. The Holding renders various services including management support & controlling, corporate identity and project tasks. Rates and fees are set at market rates. Costs are allocated on the basis of cost center allocation, i.e. according to effective consumption or full time equivalents.
Vontobel Securities Limited is a broker-dealer registered with the SEC and the Financial Industry Regulatory Authority (FINRA).

Basis of presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States ("US GAAP"). The Company's functional and reporting currency is that of its parent, Swiss Francs. These financial statements are expressed in US dollars for the reader's convenience based on the exchange rate as at December 31, 2012 of CHF 0.91535 per USD 1.00. This convenience translation should not be construed as representation that the Swiss Francs amounts could be converted to US dollars at the rate.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The amount of current and deferred taxes or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.
The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Cash flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three month or less to be cash equivalents. Presented in the statement of cash flows is the effect of exchange rate changes on the (opening) cash balance.

Revenue recognition

Income from services is stated when the services are rendered. Interest income is accrued as earned.

Note 2 – Taxation

In Switzerland, taxes are assessed on the Company's net equity (capital) and on the Company's income. The income tax rate is graduated in proportion to the ratio of income before taxation to capital. The provision for taxes is summarized below:

	2012	2012
	CHF	USD
Swiss taxes	294	321
US taxes	1'034	1'130
Total	1'328	1'451

Note 3 – Deferred tax assets

	Year ended 31 December	
	2012	2012
	CHF	USD
Deferred tax assets:		
Net operation loss carryforwards	1'637'402	1'788'826
Valuation allowance	(1'637'402)	(1'788'826)
Net deferred tax assets	0	0

Note 4 – Accumulated loss

The accumulated loss as at December 31, 2012 amounts to CHF 5'707'022 (USD 6'234'798).

Note 5 – Commitments

No material lease commitments to third parties exist at December 31, 2012. However, the Company has entered into service level agreements with the Bank and the Holding for transaction and management services (Note 6).

Note 6 – Related party transactions

The Company is involved in significant financing and other transactions, and has significant related party balances with affiliates.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2012.

ASSETS		
Cash and cash equivalents	5'455'411	5'959'918
Prepaid expenses	5'152	5'628
Total assets	5'460'563	5'965'546
LIABILITIES		
Accrued expenses	232'063	253'524
Subordinated liability	915'350	1'000'000
Total liablities	1'147'413	1'253'524

Included in the consolidated statement of income are expenses resulting from various securities transactions and financing activities with certain affiliates, as well as fees for administrative services performed by the Company under the terms of various agreements.

The following table sets forth the Company's related party expenses for the year ended December 31, 2012.

	2012 CHF	2012 USD
Interest expenses	16'397	17'913
Data processing costs	1'595'313	1'742'845
Personal expenses	8'752	9'561
Occupancy and equipment costs	214'415	234'244
Communication costs	613'828	670'594
Other operating costs	1'225'932	1'339'304
	3'674'637	4'014'461

The Company earned CHF 3'785'207 (USD 4'135'256) in commission fees from the Bank for acting as the introducing broker in accordance with their brokerage and service agreement. Rates and fees are set at market rates.

Company cash accounts in the amount of CHF 5'455'411 (USD 5'959'918) are held at the Bank; interest is based on rates paid from the Bank to third-parties for similar accounts. This year's interest income from the Bank amounts to CHF 0 (USD 0).

The Company has received a subordinated loan of USD 1'000'000 from Vontobel Holding with a scheduled maturity date on October 29, 2015. Interest is based at a rate of Libor +1% per annum. The year's interest expense amounts to CHF 16'397 (USD 17'913).

Note 7 – Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid in the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital (as defined) of USD 550'784 of which USD 300'784 was in excess of its required net capital (as defined) of USD 250'000. The Company's net capital ratio (as defined) was 2.68 to 1.

Note 8 – Financial instruments with off balance sheet risks

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the fair value of the security is different from the contract amounts of the transaction. The Company does not anticipate non-performance by customers or counterparties in the above situations. However, the Company's policy is to monitor its market exposure and counterparty risk.

Note 9 – Additional paid-in capital

The statement of changes in shareholder's equity highlights that a total of CHF 5'000'000 (USD 5'462'391) additional paid-in capital was paid by the shareholder in 2012.

Note 10 – Cash and cash equivalents

As at December 31, 2012 cash and cash equivalents include demand deposits with banks. These are stated at face value.

Note 11 – Accrued expenses

Accrued expenses include compensation and benefits related expenses in the amount of CHF 1'032'457 (USD 1'127'937). The remainder includes accruals for overtime, audit, consulting and administrative expenses.

Note 12 – Other expenses

Other expenses include administrative and service expenses from affiliates and other business expenses.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2012

Net Capital	USD
Shareholder's equity	3'597'507
Liabilities subordinated to claims of general creditors	1'000'000
Less: non-allowable assets and deductions and charges	
Non-allowable assets	
Cash and cash equivalents	(3'949'204)
Prepaid expenses	(5'628)
Accounts receivable	(26'342)
Net capital before haircuts	616'333
Less: haircuts on foreign currency assets	(65'549)
Net capital	550'784
Computation of basic net capital requirement	
Aggregate indebtedness	
Accrued expenses	1'472'122
Liabilities for taxes	4'023
Total aggregate indebtedness	1'476'145
Minimum net capital required (greater of USD 250'000 or 6 2/3% of aggregate indebtedness)	250'000
Excess net capital	300'784
Ratio of aggregate indebtedness to net capital	2.68 to 1

The Company has classified USD 3'949'204 of its cash balance at the Bank as non-allowable, because this cash is not used to settle operational liabilities.

There were no material differences between the above computation of net capital and the computation included in the Company's unaudited Form's X-17A-5 Part II Focus report as of December 31, 2012.

STATEMENT REGARDING Rule 15c3-3
AS OF DECEMBER 31, 2012

The Company is exempt from the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 in accordance with Section (k) (2) (ii) of that rule.

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone +41 58 286 85 85
Fax +41 58 286 86 00
www.ey.com/ch

To the Board of Directors of

Vontobel Securities Ltd, Zurich

Basel, February 25, 2013

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

In planning and performing our audit of the financial statements of Vontobel Securities Ltd ("the Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safe-guarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young Ltd

Troy J. Butner
Certified Public Accountant (United States)

Philipp R. Bertschinger
Certified Public Accountant (Switzerland)